 EX-99.2

B+H OCEAN CARRIERS LTD.

ANNUAL MEETING OF STOCKHOLDERS

27TH OCTOBER, 2010

O A T H

I, DEBORAH L. DAVIS, having been duly appointed Inspector of Election for conducting the vote by ballot at the Annual Meeting of Stockholders of B+H Ocean Carriers Ltd., held this 27th day of October, 2010, do solemnly swear that I will faithfully and diligently take charge of the ballots, proxies, and polls, and decide upon the qualification of voters, the validity of proxies, and the acceptance or rejection of votes, canvass the votes cast, and honestly and truthfully report the results thereof, in accordance with the law and the Certificate of Incorporation and By-Laws of said Corporation.

/s / Deborah L. Davis
                                                    Secretary

Sworn to before me this
27th day of October, 2010.

/s/ David G. Cooper - Notary Public
Hamilton, Bermuda

B+H OCEAN CARRIERS LTD.

ANNUAL MEETING OF STOCKHOLDERS

27TH OCTOBER, 2010

VOTING REPORT AND CERTIFICATE OF THE INSPECTOR OF ELECTION

I, the undersigned, Deborah L. Davis, Inspector of Election heretofore duly appointed and sworn to act as such at the Annual Meeting of Stockholders of B+H Ocean Carriers Ltd., a Liberian corporation (the “Corporation”), held at the offices of B+H Ocean Carriers Ltd., 3rd Floor, Par La Ville Place, 14 Par la Ville Road, Hamilton, Bermuda at 9:00 a.m., having heretofore at said meeting determined the number of shares of Common Stock of said Corporation issued and outstanding, the number of shares present and represented at the meeting, the existence of a quorum and qualifications of voters, and the authenticity, validity and effect of proxies, do hereby report and certify:

(1)That I have received all ballots cast, heard and determined any and all challenges and questions in any way arising in connection with said vote, and counted and tabulated all votes and determined the results thereof; and

(2) That on 17th September, 2010, the record date for determining the stockholders entitled to notice of and vote at the Annual Meeting, there were issued and outstanding 5,555,426 shares of Common Stock of the Corporation; and

(3)That a vote by ballot was had on the following proposals:

#1 -- Election of Directors

The nominees for the Board of Directors of the Corporation have been elected to serve until the Annual Meeting held in 2011 or until their successors are elected and qualified.  The nominees received the following number of votes:

                           Number of                     Number of
Nominee                                                                          Votes For                         Vote Withheld

Class B (two-year term):

Charles L. Brock                                                                           3,822,252                                     13,205
R. Anthony Dalzell                                                                      3,759,952                                     75,505
Per Ditlev-Simonsen                                                                    3,822,252                                     13,205
O. Michael Lewis                                                                          3,822,252                                     13,205

That the holders of a majority of all the shares of Common Stock issued and outstanding and entitled to vote on said record date have voted in favor of the election of the above-named directors for the designated term and that said directors have been duly elected in accordance with law and the Certificate of Incorporation and By-Laws of the Corporation, as amended.

 IN WITNESS WHEREOF, I have hereunto set my hand this 27th day of October, 2010.

/s/Deborah L. Davis
                 Secretary
Sworn to before me this
27th day of October, 2010.

/s/ David G. Cooper - Notary Public
Hamilton,Bermuda.